Form 6-K
No. (2)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of _June 2006,
Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

Date: June 15, 2006	By	/s/ Richard S. Pietch

PRESS RELEASE	Stockholm, June 15, 2006 Page 1 of 1

Electrolux board authorizes additional purchase of own shares
(ELUX) The Electrolux Board has authorized additional share repurchases in accordance with the authorization by the Annual General Meeting of Shareholders in April 2006.
The Annual General Meeting authorized the Board of Directors to acquire and transfer own shares during the period up to the next Annual General Meeting. Shares of series A and/or B may be acquired on condition that after each transaction the company owns a maximum of 10% of the total number of shares. Purchases of shares may only be made through transactions on the Stockholm Stock Exchange at a price within the prevailing registered price interval.
Electrolux currently owns 12,661,155 previously repurchased B-shares, corresponding to 4,1 % of the total number of shares. Based on the Board’s mandate Electrolux has the possibility to repurchase an additional 18,230,876 shares of a total of 308,920,308 shares.
The purpose of the buybacks is to continually maintain the capability to adapt the capital structure to the needs of the company, thereby contributing to increased shareholder value, and to use the repurchased shares for financing potential corporate acquisitions and the company’s long-term incentive program.
For more information call Electrolux Press Hotline +46 8 657 65 07.
Electrolux is a global leader in home appliances and appliances for professional use, selling more than 40 million products to customers in 150 countries every year. The company focuses on innovations that are thoughtfully designed, based on extensive consumer insight, to meet the real needs of consumers and professionals. Electrolux products include refrigerators, dishwashers, washing machines, vacuum cleaners and cookers sold under esteemed brands such as Electrolux, AEG-Electrolux, Zanussi, Eureka and Frigidaire. In 2005, Electrolux had sales of SEK 100 billion and 57,000 employees. For more information, visit http://www.electrolux.com/press.